UNITED STATES
				SECURITIES AND EXCHANGE COMMISSION
				Washington, D.C. 20549


					SCHEDULE13D/A
			Under the Securities Exchange Act of 1934




					JACLYN, INC.
				      (Name of Issuer)

					COMMON STOCK
				(Title of Class of Securities)

					469772107
				      (CUSIP Number)

					MICHAEL J. CREW
			681 Falmouth Road, Box C2, Mashpee, Massachusetts  02649
					508-477-4464
		(Name, Address and Telephone Number of Person Authorized
			to Receive Notices and Communications)

					November 18, 2002
		(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. [_]


Note:	Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No 469772107

1.	Names of Reporting Persons.
	I.R.S. Identification Nos. of above persons (entities only).

		MICHAEL J. CREW

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a).......................
	(b).......................

3.	SEC Use Only...................................

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant
	to Items 2(d) or 2(e)..............

6.	Citizenship or Place or Organization: United States


Number of	 7.	Sole Voting Power: 117,776
Shares Bene-
ficially by	 8.	Shared Voting Power: 0
Owned by Each
Reporting	 9.	Sole Dispositive Power: 0
Person With
		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 504

12. 	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
	See Instructions)..................

13.	Percent of Class Represented by Amount in Row (11): 4.5%

14.	Type of Reporting Person (See Instructions) IA



Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date


Signature


Name/Title